EXHIBIT 99.1

Hydrogenics to Supply Three Electrolyzers and 100 kw Fuel Cell System for Levenmouth Community Energy Project in Scotland

MISSISSAUGA, Ontario, Aug. 6, 2015 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG)  a leading developer and manufacturer of hydrogen generation and hydrogen-based fuel cell power modules, today announced that it has been awarded a contract to supply three electrolyzers and a fuel cell power module system for the Levenmouth Community Energy Project in Fife, Scotland. The project, funded with a £4million grant from the Scottish Government's Local Energy Challenge Fund, is being led by Bright Green Hydrogen along with project partners, Fife Council and Toshiba. The project will further develop an existing local energy research center in Methil, Fife into a world-class demonstrator of hydrogen applications generated from renewable sources. Bright Green Hydrogen awarded Edinburgh-based Logan Energy as the integrator for the project.

Hydrogenics will deploy one alkaline electrolyzer and one PEM electrolyzer which will be integrated by Logan Energy for containerized fueling, along with another PEM electrolyzer and fuel cell module to be part of an energy storage system powered by wind. Additional terms, including contract value, were not disclosed.

Daryl Wilson, CEO of Hydrogenics, stated, "The Levenmouth Community Energy Project is an excellent example of utilizing hydrogen technology in multiple applications for both energy storage and fueling. Hydrogenics is pleased to be involved as a partner on this project and we believe that this is an excellent opportunity to demonstrate the full breadth of our capabilities. This is also our third project in Scotland following on our fueling station in Aberdeen and at the Kittybrewster depot, also in Aberdeen. We look forward to working with Logan Energy, Bright Green Hydrogen and their project partners on this exciting project."

The Levenmouth project located in Fife, Scotland's third largest council area, will take electricity generated by wind and solar sources to power electrolyzers, and the hydrogen generated will be stored and used to fuel hybrid commercial vehicles (HCVs). Hydrogenics will support nine organizations in this initiative. Along with Bright Green Hydrogen Ltd., a Fife-based non-profit organization that promotes a hydrogen future, Fife Council and Toshiba, the project consortium members include; Leven Valley Development Trust; Fife College; BOC (for hydrogen transport); Green Business Fife; Community Energy Scotland; and the Scottish Hydrogen and Fuel Cell Association (SHFCA).

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: For further information, contact:

         Bob Motz, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3660
         investors@hydrogenics.com

         Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com